Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) 33 3 0026253 9

PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 33.000.118/0001-79 BOARD OF TRADE (NIRE) 33 3 0015258 0 PUBLICLY-HELD COMPANY	COARI PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 04.030.087/0001-09 BOARD OF TRADE (NIRE) 35 3 0018062 3 PUBLICLY-HELD COMPANY
BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.570.688/0001-70 BOARD OF TRADE (NIRE) 53 3 0000581 8 PUBLICLY-HELD COMPANY	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43 BOARD OF TRADe (NIRE) 53.3.0000622-9 PUBLICLY-HELD COMPANY

INVITEL S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.465.782/0001-60

BOARD OF TRADE (NIRE) 3330016765-0

PUBLICLY-HELD COMPANY

RELEVANT FACT

Pursuant to CVM Instruction No. 358/02 and following notices of Relevant Facts and Notices to the Market disclosed by Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. (“Telemar”) on April 25, 2008, November 21, 2008, December 19, 2008 and December 22, 2008, we hereby disclose to our shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the CVM) and the market that as of the date hereof, pursuant to the Share Purchase Agreement entered into on April 25, 2008 (the “Agreement”), Telemar, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), acquired as of the date hereof, the share control of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and Brasil Telecom S.A. (“Brasil Telecom”).

I. PURCHASE

As a result of the acquisition, Telemar became the indirect holder, as of the date hereof, of 81,092,986 common shares issued by Brasil Telecom Holding, representing 61.2% of the voting capital stock of Brasil Telecom Holding, by means of the payment of an aggregate amount of R$5,371,098,527.04 (five billion, three hundred seventy-one million, ninety-eight thousand, five hundred twenty-seven reais and four centavos), which is equivalent to a price per common share of Brasil Telecom Holding of R$77.04 (seventy-seven reais and four centavos).

The aggregate amount paid is equal to (i) the price agreed pursuant to the Agreement of R$5,863,495,791.40 (five billion, eight hundred sixty-three million, four hundred ninety-five thousand, seven hundred ninety-one reais and forty centavos); (ii) as adjusted by the fluctuation in the average daily rate of the Certificado Depositário Interbancário (Interbank Deposit Certificate, a Brazilian interbank interest rate, or CDI); (iii) after deducting the aggregate amount of Invitel S.A.’s net debt of R$998,053,465.69 (nine hundred ninety-eight million, fifty-three thousand, four hundred sixty-five reais and sixty-nine centavos); and (iv) as further adjusted by deducting any dividends and/or interest on shareholders’ equity declared between January 1, 2008 and the closing date.

II. MANDATORY PUBLIC OFFERS FOR THE PURCHASE OF SHARES – ARTICLE 254-A.

Pursuant to CVM Instruction No. 361/02, within 30 days of the date hereof, requests for the registration to make public offers will be filed by Telemar, directly or through its subsidiary, with the CVM for the purchase of voting shares issued by Brasil Telecom Holding and Brasil Telecom held by their respective minority shareholders, at a minimum offer price equal to 80% of the amount paid for each control share, as required by Article 254-A of the Brazilian Corporation Law (the “Mandatory Tender Offers”), reduced by the amount of any future dividends or interest on shareholders’ equity that is declared, or any future reduction of capital that is approved, prior to the date of the settlement of the Mandatory Tender Offers.

The Mandatory Tender Offers must be registered with the CVM prior to their commencement and are required to be disclosed through notices published in Brazil at least 30 days prior to their conclusion.

III. CORPORATE RESTRUCTURING:

Following the closing of the Mandatory Tender Offers, we intend to conduct a corporate restructuring of companies involved in the transaction (the “Corporate Restructuring”) on the terms and conditions previously disclosed in the Relevant Fact dated April 25, 2008, with the objective to simplify our corporate structure. As a result of the Corporate Restructuring, shareholders of Brasil Telecom Holding and Brasil Telecom will receive shares of Telemar (which will replace the shares of Brasil Telecom Holding and Brasil Telecom held by them), which we believe will significantly increase the liquidity of their shares on the relevant stock exchanges, thereby benefiting the shareholders of Brasil Telecom Holding, Brasil Telecom and Telemar.

IV. ADDITIONAL INFORMATION

The abovementioned operations are subject to the approval of, presentation to or registration with certain regulatory agencies and will be submitted or communicated, as required, to: Agência Nacional de Telecomunicações (Brazilian National Telecommunications Agency); the CVM; Conselho Administrativo de Defesa Econômica (Brazilian Antitrust Authority); Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA (Brazilian Stock, Commodities and Futures Exchange); the U.S. Securities and Exchange Commission, or the Commission; and The New York Stock Exchange, or NYSE.

In addition, as disclosed by the Relevant Fact of April 25, 2008,

(a)	Telemar intends to establish one or more new American Depositary Receipt (“ADR”) programs for its shares in order to allow the current holders of ADRs of Brasil Telecom and Brasil Telecom Holding to continue to trade ADRs;

(b)	Telemar intends to apply to list these ADRs on the NYSE; and

(c)	The Corporate Restructuring will be submitted to certain creditors, but it is not conditioned on their approval.

The acquisition of Brasil Telecom will result in the creation of a 100% Brazilian-controlled telecommunications company with operations throughout Brazil, with the management, operating and financing capacity to expand its operations in Brazil and abroad.

Rio de Janeiro, January 8, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.

BRASIL TELECOM PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A.

INVITEL S.A.

Alex Waldemar Zornig

Investor Relations Officer

Additional Information and Where to Find It:

This Relevant Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Holding or Brasil Telecom. The proposed tender offers for the outstanding common shares of Brasil Telecom Holding and Brasil Telecom described in this Relevant Fact have not commenced.

Any offer to purchase or the solicitation of an offer to sell common shares of Brasil Telecom Holding or Brasil Telecom will be made only pursuant to offers to purchase and related materials that Telemar intends to file with the Commission upon commencement of these offers. Telemar urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares of Brasil Telecom Holding and Brasil Telecom, or (2) any other tender offer materials related to the offers for the common shares of Brasil Telecom Holding and Brasil Telecom, shareholders of Brasil Telecom Holding and Brasil Telecom will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

This Relevant Fact is also being made in respect of (1) the proposed merger (incorporação) of Brasil Telecom Holding with and into Brasil Telecom, (2) the proposed share exchange (incorporação de ações) between Brasil Telecom and Coari Participações S.A., and (3) the proposed merger (incorporação) of Coari Participações S.A. with and into Telemar. In connection with the proposed share exchange and mergers, we plan to file with the Commission (i) one or more registration statements on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding and Brasil Telecom, as applicable, and (ii) other documents regarding the proposed share exchange and mergers.

Telemar urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

Special Note Regarding Forward-Looking Statements:

This Relevant Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, Brasil Telecom Holding and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.